

August 13, 2020

Brandon E. Lacoff
Chief Executive Officer
Belpointe PREP, LLC
125 Greenwich Avenue, 3rd Floor
Greenwich, Connecticut 06830

> **Re: Belpointe PREP, LLC**
> **Amended Draft Registration Statement on Form S-11**
> **Filed July 30, 2020**
> **File No. 377-03128**

Dear Mr. Lacoff:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our letter dated May 13, 2020.

Form S-11 filed on July 30, 2020

Report of independent registered public accounting firm, page F-6

1.   Please have your auditor revise its audit report to include a conforming signature. Refer to Rule 2-02 of Regulation S-X and Item 302 of Regulation S-T.

You may contact Peter McPhun at 202-551-3581 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Vanessa Schoenthaler, Esq.